PAGE

                                   SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549




                                                FORM 11-K
                                              ANNUAL REPORT




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended            December 31, 1996
                           ------------------------------------------

                            Commission File Number 1-9936





                          SOUTHERN CALIFORNIA EDISON COMPANY


                                STOCK SAVINGS PLUS PLAN
                                (Full Title of the Plan)




                                 EDISON INTERNATIONAL
                                   (Name of Issuer)






         2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                        (Address of principal executive office)
PAGE

                                                  INDEX






REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Financial Condition as of December 31, 1996
  Statement of Financial Condition as of December 31, 1995
  Statement of Income and Changes in Plan Equity for the
    Year Ended December 31, 1996
  Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS

SCHEDULES

SCHEDULE I
  Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

SCHEDULE II
  Line 27d - Schedule of Reportable Transactions for the Year
    Ended December 31, 1996






NOTE: All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
PAGE

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Southern California Edison Company Stock Savings Plus Plan and the Employee Benefits/Health Care Committee:

        We have audited the accompanying statements of financial condition of the Southern California Edison Company Stock Savings Plus Plan (the
Plan) as of December 31, 1996, and 1995, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1996, and 1995, and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    ARTHUR ANDERSEN LLP
                                                    ARTHUR ANDERSEN LLP

Los Angeles, California
March 24, 1997
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                    STATEMENT OF FINANCIAL CONDITION
                                            DECEMBER 31, 1996

                                                Edison
                                                Int'l      Common    Money
                                                Stock       Stock   Market    Balanced   Bond    Global
                                      Total     Fund        Fund     Fund       Fund     Fund     Fund    Loans
                                     -------   -------     ------   -------   -------    -----   ------   -----
                                                    (Dollars in thousands)

Assets
  Interest and dividend
     receivable . . . . . . . .   $    9,362   $ 8,801    $     --  $    561  $    --  $    -- $     --  $    --
                                  ----------   --------   --------   -------  -------  ------- --------  --------
  Loan receivable . . . . . . .       59,619         --         --        --       --       --       --    59,619
                                  ----------   --------   --------   -------  -------  ------- --------  --------
  Receivable from
     trustee. . . . . . . . . .       46,302      6,994     15,081        --    8,427    1,341   14,459        --
                                  ----------   --------    -------   -------  -------  -------  -------  --------
  Investments, at market
     value:
  Edison International
     common stock --
     34,921,286 shares
     (cost -- $571,887) . . . .      694,060    694,060         --        --       --       --       --        --
  Collective funds:
     Common stock
     investments (cost --
        $139,952) . . . . . . .      222,282         --    222,282        --       --       --       --        --
     Short-term income
        investments,
        at cost . . . . . . . .      146,667     11,186         --   135,481       --       --       --        --
     Balanced fund (cost --
        $78,947). . . . . . . .      107,224         --         --        --  107,224       --       --        --
     Bond fund (cost --
        $20,010). . . . . . . .       23,178         --         --        --       --   23,178       --        --
     Global fund (cost --
        $118,882) . . . . . . .      163,575         --         --        --       --       --  163,575        --
                                  ----------   --------   --------  -------- --------  ------- --------   -------
        Total
        investments . . . . . .    1,356,986    705,246    222,282   135,481  107,224   23,178  163,575        --
                                  ----------   --------   --------  -------- --------  ------- --------   -------
     Total assets . . . . . . .   $1,472,269   $721,041   $237,363  $136,042 $115,651  $24,519 $178,034   $59,619
                                  ==========   ========   ========  ======== ========  ======= ========   =======

Liabilities and Plan equity
  Payable to brokers
     and others . . . . . . . .   $      451   $     --   $     --  $     -- $    152  $    27 $    272   $    --
  Plan equity . . . . . . . . .    1,471,818    721,041    237,363   136,042  115,499   24,492  177,762    59,619
                                  ----------   --------   --------  -------- --------  ------- --------   -------
     Total liabilities
        and Plan
        equity. . . . . . . . .   $1,472,269   $721,041   $237,363  $136,042 $115,651  $24,519 $178,034   $59,619
                                  ==========   ========   ========  ======== ========  ======= ========   =======


The accompanying notes are an integral part of these financial statements.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                    STATEMENT OF FINANCIAL CONDITION
                                            DECEMBER 31, 1995

                                        Edison  Guaranteed
                                         Int'l    Income     Common    Money
                                         Stock    Fund--      Stock   Market   Balanced  Bond    Global
                              Total      Fund     3 Yrs.      Fund     Fund      Fund    Fund     Fund    Loans
                              -----     -------   -------    ------   -------  -------   -----   ------   -----
                                                    (Dollars in thousands)

Assets
  Interest
     receivable . . . . . $      525   $    30  $    --     $   --    $  495   $   --   $   --   $   --   $    --
                          ----------   -------  -------     ------    ------   ------   ------   ------   -------
  Loan receivable . . . .     65,507        --       --         --        --       --       --       --    65,507
                          ----------   -------  -------     ------    ------   ------   ------   ------   -------
  Investments, at market
     value:
  Edison International
     common stock --
     48,501,813 shares
     (cost -- $778,822) .    854,845   854,845       --         --        --       --       --       --        --
  Guaranteed income
     contracts, at cost
     plus reinvested
     income . . . . . . .      1,924        --    1,924         --        --       --       --       --        --
  Collective funds:
     Common stock
     investments (cost --
        $158,844) . . . .    208,391        --       --    208,391        --       --       --       --        --
     Short-term income
        investments,
        at cost . . . . .    130,238    24,633    1,549        534   102,787      254       60      421        --
     Balanced fund (cost --
        $95,018). . . . .    115,301        --       --         --        --  115,301       --       --        --
     Bond fund (cost --
        $25,414). . . . .     28,199        --       --         --        --       --   28,199       --        --
     Global fund (cost --
        $128,434) . . . .    156,695        --       --         --        --       --       --  156,695        --
                          ----------  --------   ------   --------  -------- --------  ------- --------   -------
        Total
        investments . . .  1,495,593   879,478    3,473    208,925   102,787  115,555   28,259  157,116        --
                          ----------  --------   ------   --------  -------- --------  ------- --------   -------
     Total assets         $1,561,625  $879,508   $3,473   $208,925  $103,282 $115,555  $28,259 $157,116   $65,507
                          ==========  ========   ======   ========  ======== ========  ======= ========   =======

Liabilities and Plan equity
  Payable to brokers
     and others . . . . . $   18,875  $     --   $   --   $  8,566  $     -- $  4,055  $   768 $  5,486   $    --
  Plan equity . . . . . .  1,542,750   879,508    3,473    200,359   103,282  111,500   27,491  151,630    65,507
                          ----------  --------   ------   --------  -------- --------  ------- --------   -------
     Total liabilities
        and Plan
        equity. . . . . . $1,561,625  $879,508   $3,473   $208,925  $103,282 $115,555  $28,259 $157,116   $65,507
                          ==========  ========   ======   ========  ======== ========  ======= ========   =======


The accompanying notes are an integral part of these financial statements.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                             STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                    Edison   Guaranteed
                                     Int'l     Income    Common    Money
                                     Stock     Fund--     Stock   Market    Balanced     Bond    Global
                           Total     Fund      3 Yrs.     Fund     Fund       Fund       Fund     Fund     Loans
                           -----   --------  ----------  ------   ------    --------     ----    ------    -----
                                                               (In thousands)
Investment income:
 Cash dividends . . .  $   54,060   $54,060  $    --    $    --  $    --    $    --   $    --   $     -- $    --
 Interest from:
   Participant loans.       5,149     3,315       --        696      226        285        63        564      --
   Investments. . . .       6,855       584       14         66    6,103         32         7         49      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
                           66,064    57,959       14        762    6,329        317        70        613      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Management fee. . . .      (1,869)       --       --         --       --       (643)     (117)    (1,109)     --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
  Net investment
     income (loss). .      64,195    57,959       14        762    6,329       (326)      (47)      (496)     --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Change in value of
 investments:
 Realized gain. . . .      70,632    35,387       --     13,177       --      8,205     1,040     12,823      --
 Unrealized gain. . .     103,742    46,150       --     32,783       --      7,994       383     16,432      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
                          174,374    81,537       --     45,960       --     16,199     1,423     29,255      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Contributions:
 Employer, including
   forfeitures. . . .      25,104    10,039       --      3,002    8,112      1,334       310      2,307      --
 Participants . . . .     104,360    31,326       --     10,190   49,557      4,442       994      7,851      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
                          129,464    41,365       --     13,192   57,669      5,776     1,304     10,158      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
   Total net investment
     income, change
     in value of
     investments, and
     contributions. .     368,033   180,861       14     59,914   63,998     21,649     2,680     38,917      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
Deductions:
 Distributions to Par-
   ticipants or their
   beneficiaries. . .     433,289   207,566        8     60,799   70,492     35,968     8,313     50,143      --
 Employer contributions
   and earnings
   forfeited. . . . .         171        53       --         51        4         23         6         34      --
 Loans to Participants
   net of repayments
   and loan defaults
   of $5,505. . . . .       5,505      (101)      --         28       15       (108)      (20)      (197)  5,888
                        ---------  --------   ------    -------  -------    -------   -------   -------- --------
                          438,965   207,518        8     60,878   70,511     35,883     8,299     49,980   5,888
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
Interfund
 conversions. . . . .          --  (131,810)  (3,479)    37,968   39,273     18,233     2,620     37,195      --
                        ---------  --------  -------    -------  -------    -------   -------   -------- -------
Increase (Decrease)
 in Plan equity
 for the year . . . .     (70,932) (158,467)  (3,473)    37,004   32,760      3,999    (2,999)    26,132  (5,888)

Plan equity, at market
 value, beginning
 of year. . . . . . .   1,542,750   879,508    3,473    200,359  103,282    111,500    27,491    151,630  65,507
                       ----------  --------  -------   --------  -------   --------   -------   -------- -------
Plan equity, at
 market value,
 end of year. . . . .  $1,471,818  $721,041   $   --   $237,363 $136,042   $115,499   $24,492   $177,762 $59,619
                       ==========  ========   ======   ======== ========   ========   =======   ======== =======

The accompanying notes are an integral part of these financial statements.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                             STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                  FOR THE YEAR ENDED DECEMBER 31, 1995

                                    Edison   Guaranteed
                                     Int'l     Income    Common    Money
                                     Stock     Fund--     Stock   Market    Balanced     Bond    Global
                           Total     Fund      3 Yrs.     Fund     Fund       Fund       Fund     Fund     Loans
                           -----   --------  ----------  ------   ------    --------     ----    ------    -----
                                                               (In thousands)
Investment income:
 Cash dividends . . .  $   54,937   $54,937  $    --    $    --  $    --    $    --   $    --   $     -- $    --
 Interest from:
   Participant loans.       4,952     3,727       --        415      202        199        49        360      --
   Investments. . . .       6,169       236      388         21    5,494         12         3         15      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
                           66,058    58,900      388        436    5,696        211        52        375      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Management fee. . . .      (1,306)       --       --         --       --       (459)     (100)      (747)     --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
  Net investment
     income (loss). .      64,752    58,900      388        436    5,696       (248)      (48)      (372)     --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Change in value of
 investments:
 Realized gain. . . .      10,363     8,871       --        253       --        395        48        796      --
 Unrealized gain. . .     233,959   145,194       --     44,294       --     17,511     2,237     24,723      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
                          244,322   154,065       --     44,547       --     17,906     2,285     25,519      --
                       ----------  --------  -------    -------  -------    -------   -------   -------- -------
Contributions:
 Employer, including
   forfeitures. . . .      19,904    13,409       --      2,168    1,139      1,073       295      1,820      --
 Participants . . . .      64,019    42,771       --      7,116    3,658      3,471       923      6,080      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
                           83,923    56,180       --      9,284    4,797      4,544     1,218      7,900      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
   Total net investment
     income, change
     in value of
     investments, and
     contributions. .     392,997   269,145      388     54,267   10,493     22,202     3,455     33,047      --
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
Deductions:
 Distributions to Par-
   ticipants or their
   beneficiaries. . .     106,794    65,518      660      9,171   16,129      6,473     1,774      7,069      --
 Employer contributions
   and earnings
   forfeited. . . . .         331       169       --         62       20         32         5         43      --
 Loans to Participants
   net of repayments
   and loan defaults
   of $3,073. . . . .       3,073     2,257       --        166      625        (50)       20       (237)    292
                        ---------  --------   ------    -------  -------    -------   -------   -------- --------
                          110,198    67,944      660      9,399   16,774      6,455     1,799      6,875     292
                        ---------  --------   ------    -------  -------    -------   -------   -------- -------
Interfund
 conversions. . . . .          --  (127,312) (10,692)    43,592   29,004     27,721     8,141     29,546      --
                        ---------  --------  -------    -------  -------    -------   -------   -------- -------
Increase (Decrease)
 in Plan equity
 for the year . . . .     282,799    73,889  (10,964)    88,460   22,723     43,468     9,797     55,718    (292)

Plan equity, at market
 value, beginning
 of year. . . . . . .   1,259,951   805,619   14,437    111,899   80,559     68,032    17,694     95,912  65,799
                       ----------  --------  -------   -------- --------   --------   -------   -------- -------
Plan equity, at
 market value,
 end of year. . . . .  $1,542,750  $879,508   $3,473   $200,359 $103,282   $111,500   $27,491   $151,630 $65,507
                       ==========  ========   ======   ======== ========   ========   =======   ======== =======

The accompanying notes are an integral part of these financial statements.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                      NOTES TO FINANCIAL STATEMENTS


Note 1.     Nature of Plan and Summary of Significant Accounting Policies

Nature of Plan

Eligibility

    The Southern California Edison Company Stock Savings Plus Plan (the
Plan) is a defined-contribution plan with a 401(k) feature established for the benefit of qualifying employees (Participants) of Edison International and its subsidiary companies including Southern California Edison Company (Plan Sponsor).

Contributions

    The Plan is funded by Participant pre-tax contributions of up to 15% of their base pay, subject to statutory limits, which are matched by employer contributions of one-half of the Participant's contributions up to 6%.

Vesting

    All Participant contributions and the related investment income are fully owned by the Participants. Participants are fully vested in employer matching contributions and the related investment income upon completing five years of service with Edison International or its subsidiary companies.

Plan Trust

    Plan assets are held in trust with Wells Fargo Bank, N.A. (Trustee) for the benefit of Participants and their beneficiaries. The mutual covenants to which Southern California Edison and the Trustee agree are disclosed in the Stock Savings Plus Plan and Trust Agreement (Trust Agreement).
Prior to 1996, the Trustee was First Interstate Bank of California.
During 1996, First Interstate Bank of California was acquired by Wells Fargo Bank, N.A.

Administration and Administrative Expenses

    The Plan is administered by the Southern California Edison Company Employee Benefits/Health Care Committee (Plan Administrator). The cost of Plan administration is paid by the Plan Sponsor. The fees, taxes and other expenses incurred by the Trustee in making investments are paid out of the Investment Funds for which the investments are made as part of the cost of the investment.

Transfers Between Funds

    Participants may direct the investment of their contributions, the employer's matching contributions, and the earnings on those contributions into any of six investment funds on a monthly basis, at 1% increments.
One additional fund (the Guaranteed Income Fund) has been phased out and accepts no further investments.

Participant Accounts

    One of the investment funds holds stock of the Plan Sponsor's parent holding company (Edison International). Participants investing in that fund are entitled to exercise voting rights attributable to the shares allocated to their account, and are notified by the Trustee prior to the time such rights are to be exercised. The Trustee may vote any shares for which instructions have not been given by the Participant.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.     Nature of Plan and Summary of Significant Accounting Policies
            (Continued)


Tax Status

    The Plan is designed to comply with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and applicable regulations thereunder. The Plan is exempt from taxation under Section 501(a) of the IRC and meets the requirements applicable to qualified cash or deferral compensation arrangements under Section 401(k) of the IRC. The Internal Revenue Service has determined and informed the Plan Sponsor, by letter dated June 5, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC, and the related trust was tax exempt as of the financial statement date. Distributions from qualified plans are taxable to recipients under the provisions of Section 402 of the IRC.

Plan Continuation

    Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, Participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to Participants and their beneficiaries.

Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements are presented on the accrual basis of accounting and in conformity with generally accepted accounting principles as they pertain to employee benefit plans.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value except for its guaranteed income contract, which is stated at the value of the contract with an insurance company.

    Purchases and sales of Edison International common stock are recorded on a trade-date basis. Both realized and unrealized gains and losses are measured at historical cost.

    Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.     Nature of Plan and Summary of Significant Accounting Policies
            (Continued)


Derivatives

    To the extent permitted by the Trust Agreement, fund managers may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include but are not limited to options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the fund managers to meet their investment strategies.

    Fund managers typically use derivatives in three ways: cash equitization; hedging; and return enhancements. Cash equitization is a technique that may be used by certain funds through options and futures to earn "market-like" returns with excess and liquidity reserve cash balances. Hedging is used in some funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement may be achieved by purchasing certain instruments which more effectively achieve the desired portfolio characteristics that allow the fund to meet its investment objectives. Depending on how the derivatives are utilized and their structure, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

    None of the Plan's investment funds are considered to be utilizing derivatives to a material degree.

Payment of Benefits

    Benefits are recorded when paid.


Note 2.     Investment Program

    The Trustee has invested all contributions in accordance with Participant instructions. Funds not immediately allocated to investment funds are invested by the Trustee in certain short-term investments.

    Participants with an accumulated balance in the Plan have the ability each month to allocate their account balances among various investment options in addition to the common stock of Edison International (Edison International Stock Fund).

    Collective investment in the Edison International Stock Fund consisted of 81,007,702 units at a unit value of $8.9009 as of December 31, 1996. Actual shares held by the fund were 34,921,286, at a market price of $19.875 per share at December 31, 1996; additionally, the Edison International Stock Fund held $11,186,000 in cash and cash equivalents.

    The other investment options available as of December 31, 1996, were:

(a) Common Stock Fund -- Collective investment in the BZW Barclay's Global Investors Equity Index Fund consisting of 13,123,861 units at a unit value of $18.0863 as of December 31, 1996. As of December 31, 1995, management of the Common Stock Fund was transferred from Wells Fargo Bank, which managed the Wells Fargo Bank Equity Index Fund, to Barclay's Bank, which manages the current fund. Fees earned for managing the Common Stock Fund during 1996 and 1995 were $153,000 and $109,000, respectively. These management fees are reflected in the net asset value of the fund.

                                    SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Investment Program (Continued)

       Interim unit participation and net asset value per unit were as follows:

           Date                    Units participating             Unit Value
           ----                    -------------------             ----------
       March 31, 1996                   15,052,314                  $15.5069
       June 30, 1996                    15,296,077                  $16.1987
       September 30, 1996               13,862,762                  $16.6968

(b) Money Market Fund -- Collective investment is in the Wells Fargo Bank, N.A. Short-Term Income Fund consisting of 11,409,872 units at a unit value of $11.9231 as of December 31, 1996.

       Interim unit participation and net asset value per unit were as follows:

           Date                    Units participating             Unit Value
           ----                    -------------------             ----------
       March 31, 1996                    8,788,904                  $11.4539
       June 30, 1996                    10,022,462                  $11.6032
       September 30, 1996               10,400,120                  $11.7616

(c) Balanced fund -- Collective investment is in the Frank Russell Trust Company Funds consisting of 7,340,118 units at a unit value of $15.7358 as of December 31, 1996.

       Interim unit participation and net asset value per unit were as follows:

           Date                    Units participating             Unit Value
           ----                    -------------------             ----------
       March 31, 1996                   8,838,373                   $14.1616
       June 30, 1996                    8,833,688                   $14.5602
       September 30, 1996               7,891,107                   $14.8929

(d) Bond Fund -- Collective investment is in the Frank Russell Trust Company Short-Term Bond Fund consisting of 1,973,749 units at a unit value of $12.4087 as of December 31, 1996.

       Interim unit participation and net asset value per unit were as follows:

           Date                    Units participating             Unit Value
           ----                    -------------------             ----------
       March 31, 1996                   2,523,937                   $11.7903
       June 30, 1996                    2,270,308                   $11.9114
       September 30, 1996               2,041,831                   $12.1259

(e) Global Fund -- Collective investment is in three Frank Russell Trust Company Equity-Based Funds consisting of 10,641,093 units at a unit value of $16.7052 as of December 31, 1996.

       Interim unit participation and net asset value per unit were as follows:

           Date                    Units participating             Unit Value
           ----                    -------------------             ----------
       March 31, 1996                   11,770,149                  $14.8736
       June 30, 1996                    12,652,787                  $15.4724
       September 30, 1996               11,461,840                  $15.7438
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Investment Program (Continued)


       The number of Participant accounts in each fund was as follows:

                                                                                      December 31,
                                                                                  --------------------
                                                                                   1996          1995
                                                                                  ------        ------

    Edison International Stock Fund . . . . . . . . . . . . . . . . . . . .       12,302         15,471
    Guaranteed Income Fund - 3 years. . . . . . . . . . . . . . . . . . . .           --            547
    Common Stock Fund . . . . . . . . . . . . . . . . . . . . . . . . . . .        6,755          6,702
    Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,903          3,804
    Balanced Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,118          4,236
    Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,524          1,709
    Global Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,820          5,582

    The transfer of the Participants' investment from the Edison International Stock Fund to all other funds is valued at the month-end closing price. The transfer of the Participants' investment from all other funds to the Edison International Stock Fund, or to any other fund, is based on the actual market value balance (including earnings and market adjustments) in each Participant's account, as of the date of transfer.

    As of January 1, 1997, Plan Participants elected to reallocate their investment fund balances as indicated in the table below. In order to reflect year-end market values for the January 1, 1997, transfer, the Trustee converted securities necessary to reflect "post-allocation" investment distribution prior to December 31, 1996. The post-allocation amounts are not allocated to Plan Participants until January 1, 1997.

                                                                                         January 1, 1997
                                                                               --------------------------------
                                                                                   Pre-                 Post-
                                                                                Allocation           Allocation
                                                                                ----------           ----------
                                                                                          (In thousands)

     Fund balances, at market value:
        Edison International Stock Fund . . . . . . . . . . . . . . . . . . .   $  705,246             $  703,572
        Common Stock Fund . . . . . . . . . . . . . . . . . . . . . . . . . .      222,282                220,868
        Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . .      135,481                141,495
        Balanced Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . .      107,224                106,533
        Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       23,178                 23,866
        Global Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      163,575                160,652
                                                                                ----------             ----------
                                                                                $1,356,986             $1,356,986
                                                                                ==========             ==========

    As of December 31, 1996, 6,399 Participants had loans outstanding. Loans are funded from the Participant's vested balance and repaid through payroll deductions. The interest rate charged is the Wall-Street-Journal-published prime rate plus 1%. At December 31, 1996, the loan interest rate was 9.25%.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Unrealized Market Appreciation (Depreciation)

    Unrealized market appreciation or depreciation of units in the Edison International Stock Fund, Common Stock Fund, Balanced Fund, Global Fund, and Bond Fund held by the Plan is the difference between the acquisition cost and the market value of such investments. Unrealized market appreciation or depreciation at the beginning of each year is reconciled to the unrealized market appreciation or depreciation at the end of each year, by fund, as follows:

                                    Unrealized                            Realized (Gain)/Loss
                                      Market                            --------------------------    Unrealized
                                   Appreciation         Increase                                        Market
                                  (Depreciation),      (Decrease)       Withdrawals                  Appreciation
                                   Beginning of        in Value of          and         Interfund   (Depreciation),
                                       Year            Investments      Forfeitures    Conversions    End of Year
                                  --------------       -----------      -----------    -----------  ---------------
                                                                       (In thousands)

     Year ended December 31, 1996:

        Edison International
          Stock Fund. . . . . . .    $ 76,023          $ 81,537           $(22,534)     $(12,853)     $122,173
        Common Stock Fund . . . .      49,547            45,960            (12,512)         (665)       82,330
        Balanced Fund . . . . . .      20,283            16,199             (8,121)          (84)       28,277
        Bond Fund . . . . . . . .       2,785             1,423               (606)         (434)        3,168
        Global Fund . . . . . . .      28,261            29,255            (12,717)         (106)       44,693
                                     --------          --------           --------      --------      --------
          Total . . . . . . . . .    $176,899          $174,374           $(56,490)     $(14,142)     $280,641
                                     ========          ========           ========      ========      ========

     Year ended December 31, 1995:

        Edison International
          Stock Fund. . . . . . .    $(69,171)         $154,065           $ (3,929)     $ (4,942)     $ 76,023
        Common Stock Fund . . . .       5,253            44,547               (171)          (82)       49,547
        Balanced Fund . . . . . .       2,772            17,906               (305)          (90)       20,283
        Bond Fund . . . . . . . .         548             2,285                (53)            5         2,785
        Global Fund . . . . . . .       3,538            25,519               (461)         (335)       28,261
                                     --------          --------            -------      --------      --------
          Total . . . . . . . . .    $(57,060)         $244,322            $(4,919)     $ (5,444)     $176,899
                                     ========          ========            =======      ========      ========

PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.  Distributions and Forfeitures

    The balance in the accounts of Participants withdrawing from the Plan during 1996 and 1995, and amounts disbursed to such Participants in settlement of their accounts, were as follows:

                                                                                 Cash and
                                                                                Securities            Non-Vested
                                                             Balances in       Disbursed in           Portion of
                                                            Participants'      Settlement of           Balances
                                                              Accounts          Withdrawals            Forfeited
                                                            ------------       -------------          -----------
                                                                                (In thousands)

     Year Ended December 31, 1996:

     At average cost:
        Edison International Stock Fund . . . . . . . . . .  $185,085            $185,034                 $ 51
        All other funds . . . . . . . . . . . . . . . . . .   191,885             191,792                   93
                                                             --------            --------                 ----
          Total at cost . . . . . . . . . . . . . . . . . .  $376,970            $376,826                 $144
                                                             ========            ========                 ====
     At market value:
        Edison International Stock Fund . . . . . . . . . .  $207,619            $207,566                 $ 53
        All other funds . . . . . . . . . . . . . . . . . .   225,841             225,723                  118
                                                             --------            --------                 ----
          Total at market value . . . . . . . . . . . . . .  $433,460            $433,289                 $171
                                                             ========            ========                 ====

     Year Ended December 31, 1995:

     At average cost:
        Edison International Stock Fund . . . . . . . . . .  $ 61,758            $ 61,584                 $174
        All other funds . . . . . . . . . . . . . . . . . .    40,448              40,292                  156
                                                             --------            --------                 ----
          Total at cost . . . . . . . . . . . . . . . . . .  $102,206            $101,876                 $330
                                                             ========            ========                 ====
     At market value:
        Edison International Stock Fund . . . . . . . . . .  $ 65,687            $ 65,518                 $169
        All other funds . . . . . . . . . . . . . . . . . .    41,438              41,276                  162
                                                             --------            --------                 ----
          Total at market value . . . . . . . . . . . . . .  $107,125            $106,794                 $331
                                                             ========            ========                 ====

    "All other funds" include: the Guaranteed Income Fund -- 3 years, the Common Stock Fund, the Money Market Fund, the Balanced Fund, the Bond Fund, and the Global Fund. The detail of the distributions by fund is reflected, at market, in the accompanying Statements of Income and Changes in Plan Equity for the years ended December 31, 1996, and 1995.

    The cost of funds reflects the increase due to diversification. Each time the funds are diversified, the market value of the funds invested becomes the new cost. Thus, the cost basis is adjusted to the market value of the previous fund prior to transfer.
PAGE

                                   SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN

                                NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.  Distributions and Forfeitures (Continued)

    Employer contributions are reduced by the difference between the balances of the Participants' accounts (so calculated) and the amounts disbursed in settlement of the accounts (so calculated). For purposes of the Plan, this difference is deemed to be the funds forfeited by withdrawing Participants. Forfeitures used to offset employer contributions amounted to $171,000 and $331,000 for 1996 and 1995, respectively.

    Participant withdrawals which are settled in cash are funded through sales of investments being distributed. Therefore, the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.


Note 5.  Plan Equity

    Included in Plan equity as of December 31, 1996, and 1995, are distributions and withdrawals which Participants had elected to receive but were not yet paid.

    The December 31, 1996 distributions and withdrawals reconcile Plan equity between the Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) and the financial statements as follows:

                                                                                             (In thousands)
                                                                                             --------------
                                                                                                  1996
                                                                                                  ----
           Edison International Stock Fund:
             Edison International common stock, at market value
               (1,440,046 shares) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  28,621
           Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         17,407
           All other funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         53,284
                                                                                                ----------
           Amounts allocated to withdrawing Participants. . . . . . . . . . . . . . . . . .         99,312
           Plan equity per Form 5500. . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,372,506
                                                                                                ----------
           Plan equity per financial statements . . . . . . . . . . . . . . . . . . . . . .     $1,471,818
                                                                                                ==========

    Benefits paid to Participants for the year ended December 31, 1996, per the financial statements reconciles to the Form 5500 as follows:

                                                                                             (In thousands)
                                                                                             --------------
                                                                                                   1996
                                                                                                   ----
           Benefits paid to Participants per the financial
             statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  433,289
           Amounts allocated to withdrawing Participants at
             December 31, 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         99,312
                                                                                                ----------
           Benefits paid to Participants per Form 5500. . . . . . . . . . . . . . . . . . .     $  532,601
                                                                                                ==========

PAGE

                                       SOUTHERN CALIFORNIA EDISON COMPANY
                                             STOCK SAVINGS PLUS PLAN

                                    NOTES TO FINANCIAL STATEMENTS (Continued)


Note 6.  Related Party Transactions

    The Money Market Fund is managed by Wells Fargo Bank, N.A., which also serves as the Plan's Trustee. As such, transactions in the Money Market Fund qualify as party-in-interest transactions. Fees earned by the Trustee in its capacity as fund manager for the Plan were $222,000 and $196,000 for 1996 and 1995, respectively. Such fees are reported net of interest from investments on the Statement of Income and Changes in Plan Equity.


Note 7.  Amendments to the Plan

    In 1995, the Plan was amended to provide that a rehired retiree may participate in the Plan.

    During 1996, the Plan was amended: to change the computation period for purposes of vesting from an anniversary year to a calendar year; to clarify when a forfeiture occurs upon termination of employment; to allow continuation of loan amortization for participants after retirement and for nonrepresented participants who are severed under a severance plan maintained by Edison International or its subsidiaries; to allow rollover contributions from a qualified retirement plan maintained by Edison International or its subsidiaries and, for nonrepresented employees, from other qualified retirement plans; to allow employees of a merged company to participate in the Plan immediately; and to allow suspension of loan amortization in the event of hardship and to invest remedial deposits in the Money Market Fund to allow for periodic partial distributions.

    In 1997, the Plan was amended to permit waiver of the three month waiting period between payoff of a loan and commencement of a new loan in the event of financial hardship.


Note 8.  Employer Contributions

    At the request of the Plan Administrator, an independent accounting firm conducted an in-depth review of the Plan. Based on the specific provisions of the Plan, this review determined that certain participants were due additional benefits based on a complete examination of their employment records. In 1996, the Plan Sponsor made qualified non-elective contributions to individual participant accounts to fund the additional benefits due. Such contributions totaled $7.1 million and are included in Employer Contributions in the 1996 Statement of Income and Changes in Plan Equity.
PAGE

                                     SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN



                                 By             Lillian R. Gorman
                                    ---------------------------------------
                                                Lillian R. Gorman
                                                      Chair
                                    Employee Benefits/Health Care Committee


March 24, 1997
PAGE

                                                          SCHEDULE I

                           SOUTHERN CALIFORNIA EDISON COMPANY
                                  STOCK SAVINGS PLUS PLAN

                               EIN 95-1240335 - PLAN NO. 002
               LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            FOR THE YEAR ENDED DECEMBER 31, 1996


(a)                 (b)                                 (c)                           (d)                (e)
                                          Description of Investment Including                           Current
      Identity of Issue, Borrower,          Maturity Date, Rate of Interest,           Cost              Value
         Lessor or Similar Party                  Par or Maturity Value                $000              $000
      -----------------------------       ------------------------------------       ---------         ---------
*      Edison International Stock Fund   Common Stock - No Par Value                $  571,887       $  694,060

*      BZW Barclay's Global Investors    Common Stock Fund - Collective                139,952          222,282
                                         Investment in the BZW Barclay's
                                         Global Investors Equity Index
                                         Fund

*      Frank Russell Trust Company       Balanced Fund - Collective                     78,947          107,224
                                         Investment in Frank Russell
                                         Balanced Fund

*      Wells Fargo Bank, N.A.            Money Market Fund - Collective                146,667          146,667
                                         Investment in the Wells Fargo Bank,
                                         N.A. Short-Term Income Fund

*      Frank Russell Trust Company       Bond Fund - Collective Investment              20,010           23,178
                                         in Frank Russell Short-Term Bond
                                         Fund

*      Frank Russell Trust Company       Global Fund - Collective                      118,882          163,575
                                         Investment in Three Frank Russell
                                         Equity-Based Global Funds

       Participant Loans                 Loans with Maturities Varying                      --           59,619
                                         From One to Fifteen Years and
                                         Interest Rates From 9.25% to 9.75%
                                                                                    ----------       ----------
                                         Total                                      $1,076,345       $1,416,605
                                                                                    ==========       ==========

* Party-in-interest















             The accompanying notes are an integral part of this schedule.
PAGE

                                                                 SCHEDULE II

                          SOUTHERN CALIFORNIA EDISON COMPANY
                                STOCK SAVINGS PLUS PLAN

                           EIN 95-1240335 - PLAN NO. 002
                    LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                               COST OF
   IDENTITY OF                               PURCHASE          SELLING         ASSETS         NET GAIN
      PARTY             DESCRIPTION            PRICE            PRICE           SOLD           (LOSS)
    INVOLVED             OF ASSETS             $000             $000            $000            $000
   -----------         -------------         --------         ---------       --------        ---------
  WELLS                9,194,399 shs.
  FARGO                Edison
  BANK, N.A.           International
  TRUSTEE              Stock
                       58 sales                    --          $162,465       $140,553          $21,912

  WELLS                Wells Fargo Bank,
  FARGO                N.A. Short-Term
  BANK, N.A.           Income Fund
  TRUSTEE              281 purchases         $806,167
                       223 sales                                795,411        795,411               --
                                            ---------          --------       --------          -------
                       Total purchases       $806,167          $957,876       $935,964          $21,912
                                             ========          ========       ========          =======

































           The accompanying notes are an integral part of this schedule.
PAGE

                                         EXHIBIT INDEX

Exhibit
Number                                     Description

1 Summary Annual Report of Southern California Edison Company Stock Savings Plus Plan for the year ended December 31, 1996.

2.        Consent of Independent Public Accountants.